Schedule of Subsidiaries of Highwoods Realty Limited Partnership

(1)       AP Southeast Portfolio Partners, L.P., a Delaware limited partnership

(2)       Highwoods/Florida Holdings, L.P., a Delaware limited partnership

(3)       Highwoods/Tennessee Holdings, L.P., a Tennessee limited partnership

(4)       Highwoods Services, Inc., a North Carolina corporation

(5)       Highwoods Finance LLC, a Delaware limited liability company